UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Introduces New “Professional Series” and “Value Series” PV Modules at Intersolar Europe

We, LDK Solar Co., Ltd., will introduce our innovative product offering to the global solar markets at Intersolar Europe, the world’s largest exhibition for the solar industry taking place in Munich from the 13th to 15th of June.

We will launch a newly developed “Professional Series” of high-quality PV modules with a state-of-the-art 25-year linear power warranty and a new “Value Series” with an enhanced four-step power warranty. With our “Professional Series,” we address commercial customers and distribution partners that are looking for higher power class modules. Our “Value Series” is targeted at customers who are looking for the best value, high quality and high performance modules.

Our press release issued on June 14, 2012 is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: June 15, 2012

Exhibit 99.2

LDK Solar Introduces New ‘Professional Series’ and ‘Value Series’ PV Modules at Intersolar Europe

XINYU CITY, China, and MUNICH, Germany, June 14, 2012 — LDK Solar Co., Ltd. (NYSE: LDK) (“LDK Solar”) a leading vertically integrated manufacturer of photovoltaic (PV) products, will introduce its innovative product offering to the global solar markets at Intersolar Europe, the world’s largest exhibition for the solar industry taking place in Munich from the 13th - 15th of June.

LDK Solar will launch a newly developed ‘Professional Series’ of high-quality PV modules with a state of the art 25-year Linear Power Warranty and a new ‘Value Series’ with an enhanced four-step Power Warranty.

With its ‘Professional Series’ LDK Solar addresses commercial customers and distribution partners that are looking for higher power class modules with best-in-class warranty conditions offering the following advantages:

•	A guaranteed higher initial power output of minimum 97% for multi and 96.5% for monocrystalline modules in the initial year of service.

•	An industry leading linear PV module performance with an annual power output decrease limited to 0.7%.

•	After 25 years a minimum power output of 80.2% for multi and monocrystalline modules.

•	Modules sorted by current increasing the output power of the PV system.

The LDK Solar ‘Value Series’ is targeted at customers who are looking for the best value, high quality and high performance modules. It covers the majority of the range of multi and monocrystalline modules in each product type including a Power Warranty which guarantees a minimum power output in the following four steps:

•	Step 1: 94% for the first 5 years

•	Step 2: 90% for up to 11 years

•	Step 3: 85% until 18 years

•	Step 4: 80.2% minimum at the end of 25 years

In addition, all LDK Solar modules manufactured from June 15th, including both the ‘Value Series’ and the ‘Professional Series’, will be introduced with a new positive tolerance of -0/+5 Wp.

Stuart Brannigan, Vice President of Global Sales and Marketing of LDK Solar Europe: “We think it’s time to take a lead in setting standards for the PV industry by combining positive tolerance features and higher power class modules offered by other manufacturers with excellent power warranties that are at the industry forefront. With the new global LDK Solar Value and Professional Series we are giving customers the opportunity to choose the module and service that best suits their application and needs. We fully understand that PV modules are part of a system and the ultimate goal is to deliver the best value per KWh generation cost.”

Xiaofeng Peng, Chairman and CEO of LDK Solar: “In the present difficult economic environment and the apparent consolidation of the PV industry confidence in the future is priority for our customers. Our new best in class product offer provides our customers with that level of confidence required to fully commit to their continued investment in the sector.”

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. In Europe, LDK Solar is represented with its Headquarters in Zurich, Switzerland and has offices in Germany, Italy, Spain, France and the UK managing Sales, Marketing and Customer Service. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement for LDK Solar

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

Press Contact:

LDK Solar Tech Europe GmbH

Ludmila Fuhrmann +49 151 6111 4333

ludmila.fuhrmann@ldksolar.com

Investor Relations Contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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